Follow-Up Materials



06014788

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Electric Power Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 03 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34827 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☐
DEF 14A (PROXY)	☐	

OICF/BY: dw

DAT : 7/5/06

File No. 82-34827



April 2006
Electric Power Development Co., Ltd.

The J-POWER Group Management Plan for FY2006

President's Message

J-POWER managed to complete the five-year period of the Third Phase of the Restructure Plan, which it initiated in FY2001, by accomplishing the two goals of reinforcing the group's competitiveness and creating new businesses, thanks to the combined efforts of all group employees. Following the public listing in October 2004, we have significantly improved our financial base as a private-sector company and further strengthened our economic competitiveness. At the same time, new businesses have steadily expanded in the domestic and overseas markets. Besides deeply expressing my respect for the earnest endeavors of all the group's employees during this period, I would also like to sincerely thank all our stakeholders, including our new shareholders, for their support.

By leveraging this solid start as a private-sector company, now is the time when J-POWER must earnestly pursue the path to stable, long-term growth. With the harmonization of energy and the environment as our mission, we are continuing to strive to reduce costs and improve efficiency further in a market where competition has become increasingly intensive. At the same time, we intend to maintain a solid management base, and by constantly working to achieve steady business growth as we head toward the future, we aim to grow as a company that is trusted, enjoyed and held in high expectations by people in Japan and the rest of the world, including our stakeholders.

Therefore, the management of the J-POWER Group must first of all take the initiative in interpreting the social and economic trends of our age and enhance the spirit of entrepreneurship that will dynamically reflect those trends in corporate management and business development. In addition, I expect our employees, who support the company at its foundations, to actively propose innovative ideas to management and to accumulate and maximize the intellect and vitality to implement these ideas themselves on a daily basis. Furthermore, what is required above all is for management and employees to build more solid teamwork based on mutual understanding and solidarity, without forgetting to cultivate their respective abilities.

Whether the J-POWER Group gives full play or not to such dynamism as a company depends on the strength of every single individual that makes up the group and their combined strength. With Japan having entered the unprecedented situation of a population declining due to downward birth rate and an aging society, I hope that the J-POWER Group will constantly maximize the strength of our limited work force of 6,000 people and value their respective personalities and characteristics. By doing this, I trust that we will cause our business operations to advance in all areas, seize the path of stable corporate growth, and contribute to the sustainable development of Japan and the world.

Yoshihiko Nakagaki
President



FY2006 J-POWER Group Management Plan

- This fiscal year will mark the second year of the 3-year plan presented in FY2005.
- First, we will review our business activities in FY2005. Then, after combining the factoı changes in the business environment with the achievements concerned, we will present management challenges at the present time and our policies relating to them.



Introduction ~ President's Message
(p. 1)
Main Business Achievements in FY2005
(p. 3)
Third Phase of the Restructure Plan
Domestic electricity business
New business creation
Overseas power generation business
Response to environmental issues
Returning profits to shareholders
Changes in the business environment
Progress of electrici deregulation
Energy supply constrain and global warming issue
Changes involved in bei a listed company
Changes in the structu of society
Issues and Policies for achieving goals (p. 5)
Pursuit of stable growth
Thorough reinforcement of sales
Full-fledged contribution of overseas power generation business
Enhancement of corporate governance
Sustainability as a company
Group Management Targets
(p.9)



Main business achievements in FY2005

Third Phase of the Restructure Plan

- In FY2005, we completed the Third Phase of the Restructure Plan, which the wh group embarked on in FY2001. We achieved the goal of the reduction of gr employees (reduced from 8,000 to 6,000 employees) and cutting controllable expen by 20%, and we reinforced the earnings structure by substantially reducing finan expenses, including a reduction in interest bearing debt.

Domestic electricity business

- We endeavored to ensure economical and stable supply of electricity while operatin competitive electricity wholesaling business. Sales volume in the electric wholesaling business reached a new all-time high because thermal power generat achieved a record load factor.
- In terms of new businesses arising from electricity deregulation, we segregated sn part of the electricity supply agreement for our power plants, and we started sell electricity in markets that were newly created as a result of electricity deregulation.
- In terms of new business assets, Tosa Power Plant (Kochi Prefecture, 150,000 k Bay Side Energy Ichihara Power Plant (Chiba Prefecture, 108,000 kW approx.), Mihama Seaside Power Shinko Power Plant (Chiba Prefecture, 105,000 kW appr commenced operation.
- We commenced construction of the Isogo New No. 2 Thermal Power Plant, construction progressed smoothly. In addition, in the case of the Oma nuclear po project, the Nuclear Safety Commission of Japan conducted its second saf investigation.

New business creation

- Setana Rinkai Wind Power Plant (Hokkaido, 12,000 kW), which had been un construction, commenced operation in December. Construction work also procee favorably on Koriyama Nunobiki-kogen Wind Power Plant (Fukushima Prefecture, 980 kW).
- With the aim of realizing an environmental recycling business based on the premise mixed combustion at existing thermal power facilities, we initiated an experiment manufacture biomass fuels that are derived from general waste matter at Matsushi Thermal Plant (Nagasaki Prefecture, 1,000,000 kW) in conjunction with the lo Saikai-shi government and the New Energy and Industrial Technology Developm Organization (NEDO).
- Using environmental technology cultivated in coal-fired power generation, launched a dry-type desulfurization engineering business.

Overseas power generation business

- With regard to the Kaeng Khoi No. 2 Gas-Fire Power Project (1,468,000 kW, 4 owned by J-POWER), which is being undertaken as one of the largest IPPs in Thail we proceeded with construction work aimed at the start of operation of Unit No. 1 FY2006.
- In the case of the CBK Hydroelectric Power Project in the Philippines (728, 000 k 50% owned by J-POWER), we established an operational organization based cooperation between Japanese and local staff.



- We reinforced the team at J-Power USA Development, which we established a business development company in the United States, and initiated full-scale market activities aimed at participation in profitable projects.

Response to environmental issues

- The Graneros Plant Fuel Switching Project in Chile received Clean Developm Mechanism (CDM) registration by the United Nations, marking the first su achievement for J-POWER. Subsequently, the United Nations CDM Executive Bo also registered a methane gas collection and flaring project in Caieiras, Brazil.
- All J-POWER's power generation facilities acquired ISO 14001 certification.
- We carried out an experiment that entailed the mixed combustion of biosolid fuel(and coal.

  (*1) Sewage sludge that has been dehydrated with waste cooking oil

Returning profits to shareholders

- Thanks to the understanding and support of all our shareholders, the share price l performed favorably over the past year. Based on the state of business and management environment, we returned profits to shareholders through a stock split this March.



Challenges for the achievement of management goals and policies to overcome them

(1) The pursuit of stable growth

- ✓ Stable growth is the keynote of the management of the J-POWER Group, which ai to ensure the harmonization of energy and the environment.
- ✓ Even though the growth of the domestic electricity demand is low, competition amc existing companies and new entrants has further intensified. On the other hand, business facilities are surely aging. We need to selectively respond to demand renewal investment in order to maintain and improve our competitiveness wl maintaining the strength of our balance sheet.
- ✓ Our new businesses in Japan and overseas are steadily producing results. Once incubation period has ended, moving forward to a full-fledged development ph aimed at ensuring earnings contributions will be the key to realizing stable growth.

Pursuing growth in the domestic wholesale electricity business

- ➢ In terms of new facilities to ensure growth, we are constructing the Isogo New Nc thermal power plant (Kanagawa Prefecture, 600 MW coal-fired). While simultaneou keeping safety, concern for the surrounding environment, and adhering to its proc we will continue to devote maximum effort to constructing highly economical reliable power facilities.
- ➢ Competition among generation facilities in the Japanese electricity market is becom increasingly fierce. Therefore, **we are placing priority on thoroughly reinforci sales force**, primarily wholesaling to electric power companies, based competitiveness in terms of both quality and value. Through continuous improvem activities in the production division and strengthened cooperation with the sa division, we will display our comprehensive strength as a corporate group and m customers' needs more precisely.
- ➢ In a low-growth market environment, maintaining and improving the competitiven of existing generation facilities based on a long-term viewpoint will enha management efficiency and produce growth. We will pursue improvement in tc value of our power generation facilities by expanding and reinforcing the maintena and operation of facilities and improving efficiency while maintaining a sou consolidated balance sheet. We will set up a new department for power facil planning to play a pivotal role in this regard, and in conjunction with the product division and the engineering division, we will pursue overall optimization in domestic wholesale electricity business.
- ➢ Based on the results of the Third Phase of the Restructure Plan, we will continua endeavor to strengthen our business competitiveness.

Steady progress of Oma nuclear power project

- ➢ Nuclear power is an essential energy source for the stable supply of energy over long term. The promotion of the nuclear fuel cycle has been reconfirmed, and positioning of the Oma project as Mixed-Oxide Advanced Boiling Water Reac (MOX-ABWR) will rise further.



- J-POWER will finally receive the governmental approval to construct a nuclear rea in FY2006. The Oma project will enhance our power source portfolio in terms of global environment and deepen our comprehensive technological capabilities. complete this project successfully so that it contributes to corporate value, we strive to guarantee technological reliability and enhance economic efficiency wl putting the greatest priority on safety.
- The promotion of the nuclear power business is rooted in regional communities obtaining their understanding and trust is indispensable. We are therefore building overall organization that will keep in mind its quality control and maintain cooperation with regional communities.

Earnings contribution of overseas power generation business

- One of the two themes mentioned in the Third Phase of the Restructure Plan is "Expansion of overseas business and new business". Of this, expanding generat business in overseas, where higher demands for improvement of generation facili exist, will enlarge the opportunities for global steady growth of the J-POWER Gro and we have participated in overseas projects that are equivalent to about 10% domestic operations so far (*2). **We regard the full-fledged earnings contributio** the power generation assets that we have developed **as a policy of high priority,** we aim to nurture overseas power generation as our next major business domain.
  (*2) Calculated based on owned output of already implemented and already committed projects
- To realize earnings contributions from these businesses, it is essential to keep saf carry out construction work as planned, and operate plants in a stable manner. Ba on cooperation with our partners, we aim to further improve our project managem systems in local areas and at the head office.
- To continue to participate in profitable projects and develop business, we strengthen our marketing activities with a focus on the markets of Thailand, the Uni States, and China.

New business creation

- We will set up a new department for business relating to environment and energy enhance corporate value through the harmonization of energy and the environment. see the core operation as the manufacture of biomass-derived fuels, based on premise of mixed combustion at existing thermal power plants as a solution t displays J-Power's corporate identity, and we will pursue the realization of this busines will contribute simultaneously to two social needs, namely, a reduction in carbon dio emissions and environmental recycling.
- We aim to concentrate businesses where marketing and technological synergies are produ including the domestic engineering business and PFI-type projects, in the new department business relating to environment and energy and thereby strengthen our marketing capabilit With regard to wind power generation, we will set up a division for wind power developm and it will be positioned as a major domain of the new business. We will reinforce the earni contributions of existing projects and pursue the development of new projects in Japan overseas.
- We will continue to create businesses based on technology development as a new sourc value. The mission of technology development is to bolster the competitiveness of exist businesses and develop technology for future electricity businesses. In particular, in


POWER Grou

development of coal gasification technology, we will advance steadily toward the stag commercialization, based on the results of a pilot test that will be completed in FY2006.

Strengthening the financial structure

- For J-POWER's businesses, which make huge investments in power generation facilities other equipment, procuring long-term finance at a low cost is a lifeline for securing competitiveness. The financial structure, which is the foundation of this, has improved result of measures such as the accumulation of shareholders' equity and a reduction in inte bearing debt during the past several years, but we cannot say it is at an adequate level yet.
- Furthermore, during the next several years, there will be demand for capital expenditure fu including the Oma Nuclear Power Plant, the Isogo New No. 2 Plant, and improving maintenance investment in existing power sources, and we will also need to invest in fu growth, including overseas power generation business and businesses related to environment and energy resources.
- We also recognize that there are signs of a change in the financial market, where interest r have remained at very low levels, and we foresee that the quality of the financial structure have an increasing impact on financing.
- To achieve sustained, stable growth, we will allocate cash flow in a well balanced way so we ensure business growth while also maintaining and strengthening the financial structure.



(2) Improvement of corporate governance

- ✓ We always make our best effort to create a stable relationship with all our sharehold
- ✓ Under the new Corporate Law, we will improve our management supervision functi and practice highly transparent management, which we believe will lead to establishment of a stable relationship with shareholders.
- ✓ The J-POWER Group will also conduct fully consolidated accounting from FY20 Promoting the establishment of a governance system in the overall group is important issue.

Reinforcement of management supervision system

- ➢ To clarify the management responsibility of directors and create a management system th able to respond rapidly to changes in the environment, we will shorten the term of direct appointments from two years to one year. We will also abolish retirement allowances for board members.
- ➢ With regard to the executive officer system, which we introduced to ensure speedier busir implementation, we will overhaul its structure with the aim of making further improvem and we will endeavor to clarify executive responsibility by changing to a contracted man system. At the same time, we will increase authority relating to business execution.
- ➢ Based on the enforcement of the Corporate Law, we aim to further improve our internal con systems. As part of this process, we will reorganize the Internal Audit & Legal Office in o to strengthen its function.

Group management initiatives

- ➢ Beginning in FY2006, the J-POWER Group will conduct fully consolidated accounting. recognize the increasing importance of consolidated business results in terms of comprehensive strengths of the group, and we aim to clarify the role of each group comp and increase value based on a system of specialization.
- ➢ In relation to domestic and overseas subsidiaries that we have established or taken a cap stake in for the purpose of conducting new business, we will dispatch personnel to impor positions and strengthen internal control systems as part of the development of a pro management system.



(3) Sustainability as a company

- ✓ Problems that threaten the sustainability of society as a whole, such as global warm and the declining birth rate accompanied by an aging society, are becoming sev Thus, contributing to the sustainability of society has become increasingly impor for a campany to realize stable growth.
- ✓ While problems involving energy and the environment are becoming complex response to structural constraints on the supply of primary energy resources, the f commitment period of the Kyoto Protocol will begin in 2008. Since the J-POW Group is mainly engaged in coal-fired thermal power generation, we will need clarify our policy on responding to global warming and accelerate our initiatives.
- ✓ Dealing with corporate social responsibility demands that J-POWER make appropriate contribution that fits the "identity of J-POWER" as a member of society
- ✓ Human resources are the basis of the sustainability of a company. J-POWER will required to adopt a strategy for the employment of human resources that is based changes in the social structure itself, including the rapid generation shift and acceleration of the declining birth rate and an aging society.

Responses to environmental issues

- ➢ As a pioneer of coal-fired thermal power generation, the J-POWER Group should play a rol developing technology aimed at the advanced use of coal. With regard to the developmen coal gasification technology, which we are undertaking as a voluntary endeavor aimed reducing carbon dioxide emissions, we are undertaking development toward the next step.
- ➢ To resolve the problem of global warming, cooperation based on an international framewor indispensable. We will utilize the method of the Kyoto mechanisms, namely, the Cl Development Mechanism (CDM) and the Joint Implementation (JI), and continue to strive reduce emissions on a global scale.
- ➢ As a group, we have continued to endeavor to conserve regional environments. We endeavoring to reduce environmental load and to recycle and reuse materials as resources.
- ➢ We are promoting endeavors as a group aimed at introducing an environmental managem system for the entire J-POWER Group by the end of the fiscal year ending March 31, 2008.

Corporate social responsibility (CSR)

- ➢ As the group's business domain has expanded domestically and internationally form relations with various society have increased. At the same time, it has become important engage in business operations while obtaining understanding and cooperation based on dive relationships.
- ➢ For the J-POWER Group to achieve sustained, stable growth, we believe it is essential for company to fulfill a specific role and responsibility in relation to various relevant social iss through its business activities.
- ➢ To this end, we will reevaluate from the viewpoint of the company's corporate philosophy method of involvement with society that we previously established through our busin activities, and steadfastly engage in behavior that suit our corporate identity, beginning w social contribution activities.



Human resource management aimed at enhancing vitality

- What supports a company is human resources, and their development and use is an esser condition for a company to be sustainable, including the maintenance and inheritance of sk We aim to secure and foster suitable personnel while expanding recruitment, promoting the of elderly employees, and promoting the active use of female employees.
- To raise the productivity of the overall organization by drawing out employees' indivic abilities, we will put greater emphasis on the utilization and enhancement of diverse abilitie
- New ideas are required even in our existing business segments, and we will also fo personnel with a view to our expanding business fields, such as overseas businesses and r businesses.



Group Management Targets

Based on our business results in FY2005 and our policies for resolving management issues, we v continue to exert all our efforts toward the achievement of the three-year management targets tha we outlined last fiscal year.

With regard to consolidated ordinary income, amid an increasingly severe management environment, including intensifying competition in the electricity business and declining electrici rates, we aim to achieve our target by focusing on **thoroughly reinforcing sales force** and **ensuring a full-fledged earnings contribution from overseas power generation business.**

We do not see a consolidated shareholders' equity ratio of 23% as our destination. Rather, based the need for a further improvement in the financial structure, we have advanced the FY2007 targ as "**Over**" 23% and we will aim to achieve it as soon as possible.

Consolidated ordinary income

Consolidated ordinary income: Over ¥55 billion (Average from FY2005–FY2007)

Consolidated shareholders' equity ratio

Consolidated shareholders' equity ratio: Over 23% (end of FY2007)


POWER Group

Appendix

Management Targets
(FY2005–FY2007)

Consolidated

Changes in ordinary income


(¥bn)
60.0
50.0
40.0
30.0
20.0
10.0
0
Total 44.4
Total 57.1
Total 55.0
Affiliated companies
parent
2003 actual
2004 actual
2005 estimated
2006 target
2007 target

Consolidated

Changes in shareholders' equity ratio


25%
20%
15%
10%
5%
0%
5.7%
6.6%
7.7%
17.3%
19.4%
21.2%
Over 23%
2000 actual
2001 actual
2002 actual
2003 actual
2004 actual
End of Dec. 2005
2007 target

Consolidated

Changes in group employees


(employees)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000 actual
2001 actual
2002 actual
2003 actual
2004 actual
2005 estimated

(Summary English translation)

Consolidated Financial Statements (Unaudited)

(for the Year Ended March 31, 2006)

May 12, 2006

Electric Power Development Co., Ltd. (J-POWER)
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211
Adoption of US Accounting Standards : None

1. Business Performance (From April 1, 2005 to March 31, 2006)

(1) Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit : million yen %	Unit : million yen %	Unit : million yen %
Year ended Mar.31, 2006	621,933 (4.6)	101,469 (Δ 9.3)	67,906 (18.9)
Year ended Mar.31, 2005	594,375 (4.3)	111,885 (Δ15.3)	57,093 (28.5)

	Net Income	Net Income per Share	Fully Diluted Net Income per Share
	Unit : million yen %	yen	yen
Year ended Mar.31, 2006	43,577 (22.5)	260.76	—
Year ended Mar.31, 2005	35,559 (28.7)	255.01	—

	Net Income/ Shareholder's Equity	Ordinary Income / Total Assets	Ordinary Income / Operating Revenues
	%	%	%
Year ended Mar.31, 2006	10.6	3.4	10.9
Year ended Mar.31, 2005	9.5	2.8	9.6

(Notes)

① Investment profit and loss in the equity method :
Year ended Mar.31, 2006 : 2,042 million yen
Year ended Mar.31, 2005 : Δ1,311 million yen

② Average number of shares outstanding :
Year ended Mar.31, 2006 : 166,568,526 shares
Year ended Mar.31, 2005 : 138,807,912 shares
Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. The average number of shares outstanding on a consolidated basis and the net income per share for the year ended March 31, 2006 are calculated based on the assumption that the said stock split was carried out at the beginning of that year.
Note that the net income per share for the year ended March 31, 2005 would have been 212.51 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.

③ Changes in accounting methods : Yes (Change in the method of depreciation of fixes assets in the electric power business.)

④ Figures in brackets are changes in percentage from the previous periods.

(2) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit : million yen	Unit : million yen	%	yen
Year ended Mar.31, 2006	1,964,667	433,028	22.0	2,598.90
Year ended Mar.31, 2005	2,021,655	391,327	19.4	2,818.04

(Notes) Number of shares outstanding :
Year ended Mar.31, 2006 : 166,564,692 shares
Year ended Mar.31, 2005 : 138,807,519 shares
Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. Shareholders' equity per share as of the end of the year ended March 31, 2005 would have been 2,348.36 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.

(3) Statements of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of period
	Unit : million yen	Unit : million yen	Unit : million yen	Unit : million yen
Year ended Mar.31, 2006	173,954	Δ72,326	Δ103,613	28,874
Year ended Mar.31, 2005	172,637	Δ60,586	Δ111,798	30,221

(4) Scope of Consolidation and Application of Equity Method
Number of consolidated subsidiaries : 20
Number of non-consolidated subsidiaries accounted for by the equity method : 0
Number of affiliates accounted for by the equity method : 26

(5) Changes in Scope of Consolidation and Application of Equity Method
Consolidated (New) : 2 (Exception) : 0
Equity Method (New) : 16 (Exception) : 5

2. Forecast for the Year Ending March 31, 2007(From April 1, 2006 to March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Six months ending Sep.30,2006	274,000	36,000	21,000
Year ending Mar.31, 2007	558,000	55,000	35,000

(Reference) Projected net income per share (Annual) : 210.13 yen

Forward-Looking Statements
The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

Corporate Group

The J-POWER Group is comprised of J-POWER (Electric Power Development Co., Ltd.), 48 subsidiaries, and 45 affiliated companies (as of March 31, 2006). Its main business is the supply of electric power. The group's "other businesses" complement the electric power business. Electric power related businesses contribute to the smooth and efficient implementation of the electric power business and diversified businesses utilize the management resources and expertise of the J-POWER Group.

The following two business segments are consistent with the business segment classifications in the section titled Segment Information.

Electric Power

J-POWER is engaged in a wholesale power business involving the supply of electricity to Japan's ten EPCOs, the regional general electric utilities that supply electricity to general retail customers, from the hydroelectric, thermal and other types of power plants owned by the company. In addition, we are engaged in power consignment, which involves providing transmission and transformation facilities that J-POWER owns to nine EPCOs, the exception being Okinawa Electric Power Co., Inc. The main features of each type of facility are as follows.

Hydroelectric generation: Following the Company's establishment, we developed large-scale hydroelectric power plants. We own hydroelectric power generation facilities with a total generation capacity of 8,551MW. These facilities are capable of handling changes in power demand rapidly. Consequently, they are used primarily during the daytime when there is an increase in power demand.

Thermal generation: We specialize in coal-fired thermal power, and own the largest coal-fired thermal power facilities in Japan, with a total generation capacity of 7,812MW. Due to the low cost per calorie of foreign coal relative to other fossil fuels and to its being used as the resource that supports the primary portion of power demand, we can say that facility usage efficiency is high and that it this is a highly economical source of electricity.

Transmission: We own trunk transmission lines (with a total length of 2,408 kilometers) that link the supply regions of the 9 EPCOs. These include lines between Hokkaido and Honshu, Honshu and Shikoku, and Honshu and Kyushu. We also own frequency converter station that links areas with differing frequencies Eastern and Western Japan.

In addition, J-POWER's subsidiaries and affiliated companies are engaged in wind power generation, the wholesale supply of electric power to EPCOs by independent power producers, or IPPs, and the wholesale supply of electric power to companies that supply electricity to power producers and suppliers, or PPSs.

Principal subsidiaries:

Bay Side Energy Co., Ltd., Green Power Kuzumaki Co., Ltd., Green Power Setana Co., Ltd., Dream-Up Tomamae Co., Ltd., Green Power Aso Co., Ltd., ITOIGAWA POWER Inc., Nagasaki-Shikamachi Wind Power Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., J-Wind TAHARA Ltd., and Ichihara Power Co., Ltd.,

Other Businesses

Electric power-related businesses:

We are engaged in businesses that complement the electric power business and contribute to its smooth and efficient implementation.

Design, construction, and maintenance of facilities

Design, construction, inspection and maintenance, and repair of electric power facilities such as power plants, as well as port operation relating to fuel and coal ash

Fuel for power generation and materials supply

Coal mine development, coal importation and transportation

Services

Management of welfare facilities, computing services, etc.

Diversified Businesses

Utilizing the group's management resources and expertise, J-POWER Group is engaged in the business of investing in overseas power generation, new power businesses in Japan such as waste-fueled power generation and co-generation, environmental businesses, telecommunications businesses, and domestic and overseas engineering and consulting.

Principal subsidiaries:

JPOWER GENEX CAPITAL Co., Ltd., JPec Co., Ltd., JPHYTEC Co., Ltd., Kaihatsu Denshi Gijutsu Co., Ltd., EPDC CoalTech and Marine Co., Ltd., Kaihatsu Sekkei Consultant Co., Ltd., J-POWER RESOURCES Co., Ltd., J-POWER AUSTRALIA PTY. LTD., JP Business Service Corporation, and J-Power Investment Netherlands B.V.

The following diagram illustrates the business structure of the J-POWER Group.

Business Structure of J-POWER Group



Customers
Supply electric power
Electric Power Business
Wholesale power business
Filing company
Electric Power Development Co., Ltd.
(J-POWER)
Other electric power businesses
Subsidiaries
◎Bay Side Energy Co., Ltd. *1
◎Green Power Kuzumaki Co., Ltd
◎Green Power Setana Co., Ltd. *1
◎Dream-Up Tomamae Co., Ltd.
◎Green Power Aso Co., Ltd.
◎ITOIGAWA POWER Inc.
◎Nagasaki-Shikamachi Wind Power Co., Ltd.
◎Nikaho-kogen Wind Power Co., Ltd.
◎J-Wind TAHARA Ltd.
◎Ichihara Power Co., Ltd.
1 other company
Affiliates
○Mihama Seaside Power Co., Ltd.*2
○TOSA POWER Inc.*2
○GENEX Co., Ltd.
J-Wind TOKIO Co., Ltd.
Provide goods and services
Other Businesses
Provide goods and services
Subsidiaries
Affiliates
Electric power-related
Management of affiliates
◎JPOWER GENEX CAPITAL Co., Ltd.
Facility design, construction, and maintenance
◎JPec Co., Ltd.
◎JPHYTEC Co., Ltd.
◎Kaihatsu Denshi Gijutu Co., Ltd.
◎EPDC CoalTech and Marine Co., Ltd.
◎Kaihatsu Sekkei Consultant Co., Ltd.
12 other companies
Vestech Service Corporation*3
Nishi Kyushu Kyodo Kowan Co., Ltd.
Tachibana Karyoku Kowan Service Co., Ltd.
Central Power Transmission Construction Co., Ltd.
Fuel and equipment & materials supply
◎J-POWER RESOURCES Co., Ltd.
◎J-POWER AUSTRALIA PTY. LTD.
4 other companies
Services
◎JP Business Service Corporation
1 other company
Diversified businesses
International businesses
◎J-Power Investment Netherlands B.V.
J-POWER North America Holdings Co., Ltd.
J-POWER USA Development Co., Ltd.
J-POWER INVESTMENT U.K. LTD.
1 other company
○Gulf Electric Public Co., Ltd.
○TLP Cogeneration Co., Ltd.*2
○Thaloil Power Co., Ltd.
○SEC HoldCo, S.A.
○CHIAHUI POWER CORPORATION
○CBK Netherlands Holdings B.V.*2
○CBK Power Co., Ltd *2
19 other companies*4,*5
Environment and energy
Omuta Plant Service Co., Ltd.
Omuta Recycle Power Co., Ltd.
Kanamachi Purification Plant Energy Service Co., Ltd.
4 other companies
Telecommunications
Japan Network Engineering Co., Ltd.
Kawagoe Cable Vision Co.,Ltd.
Other
Kaihatsu Hiryo Co., Ltd.
Epure Co., Ltd.
2 other companies
Okutadami Kanko Co.,Ltd.
ASHCRETE CORPORATION
2 other companies

◎ Consolidated subsidiary ○ Equity method affiliate
No indicator: Non-consolidated subsidiary or non-equity method affiliate

Note: Companies that operate businesses in several business segments are listed in their main business segment.

*1 The company was a consolidated subsidiary starting with the current consolidated accounting year.
*2 It was an equity-method affiliate starting with the current consolidated accounting year.
*3 Wind α Corporation changed its name to Vestech Service Corporation since July 1, 2005.
*4 Included in the 19 other companies are 16 equity-method affiliates. (Of these 16 equity-method affiliates, 7 are being accounted for under the equity method as of this consolidated accounting year.)
*5 The number of equity-method affiliates among the international businesses decreased by 5 in the current consolidated accounting year as a result of mergers among equity-method affiliates (4 companies) and the completion of liquidation (1 company).

The following changes occurred in the principal affiliated companies during the consolidated accounting period of the fiscal year ended March 31, 2006:

(Consolidated subsidiaries)
As of the current consolidated fiscal year, the two companies, Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd., were included in the scope of consolidation as companies important in the group's medium- to long-term management strategy.

(Companies accounted for under the equity method)
As of the current consolidated fiscal year, a total of 16 companies was included in the affiliated companies accounted for under the equity method as companies important in the group's medium- to long-term management strategy. These included Tosa Power Inc., Mihama Seaside Power Co., Ltd. TLP Cogeneration Co., Ltd., CBK Netherlands Holdings B.V., CBK Power Co., Ltd and 11 other companies. A merger of four companies related to the CBK Project (in the Republic of the Philippines) which took place in December 2005 brought the total number of new affiliated companies accounted for under the equity method to 12.
Excluded from the affiliated companies accounted for under the equity method for the current consolidated fiscal year is SPP General Services Co., Ltd. for which liquidation procedures were completed on October 31, 2005.

Management Policies

1. Basic Management Policies

Underlying our efforts is our corporate philosophy "to aim to ensure constant supplies of energy to contribute to the sustainable development of Japan and the rest of the world."

As the business environment becomes increasingly challenging in the wake of structural reform in the electric power industry, J-Power is pursuing stable growth in our domestic electric power business and striving for steady development in our overseas power generation business as well as new businesses to make J-POWER a company whose steady growth is attractive to its stakeholders.

J-POWER is committed to ethical and transparent management, to increasing our corporate value, and to meeting the expectations of our diverse stakeholders by pursuing the goals stated above.

2. Basic Policy on Profit Distribution

Recognizing that it is necessary to continue to increase our financial strength, J-POWER, while adhering to a basic policy of reducing interest-bearing liabilities through enhancing our retained earnings, will allocate our internal reserves appropriately to new investments in businesses for the growth of the company.

With respect to returning profits to our shareholders, in view of the stock-split which was carried out during the fiscal year 2005, we will place our highest priority on the continued payment of stable dividends, while taking into account the results of our efforts to increase profits in the medium- to long-term.

It should be noted that we do not plan to make any changes in the timing or number of dividend payments following the enactment of Japan's new Corporation Law.

3. Business Environment and Current Challenges

(1) Business Environment in which the J-POWER Group Operates

J-POWER achieved the listing of its shares on the First Section of the Tokyo Stock Exchange during fiscal year 2004, and has since worked to strengthen its business foundations and expand its businesses with the goal of stable long-term growth.

In fiscal year 2005, competition in the electric power industry became increasingly intense, as the government expanded the scope of deregulation in the retail electricity supply, and the Japan Electric Power Exchange commenced operation.

Adapting to this business environment, the J-POWER Group is implementing its plans as described below.

(2) Pursuing Stable Growth in the Domestic Electricity Business

In the wholesale electric power business, which is the main domain of J-POWER's business, we are working to increase earning power by rigorously improving the competitiveness of our existing operating facilities by reducing various costs, taking into account the changes occurring in the business environment. Under the Third Phase of the Restructuring Plan, initiated in fiscal year 2001, we undertook to overhaul management structure for the entire group, improve employee efficiency and reduce various costs, increase our financial strength, and achieve other objectives. In fiscal year 2005, we achieved the goals that we had set out to accomplish, and the plan was completed. In the future, we will continuously implement measures to reduce costs and increase our financial strength. At the same time, we will strive to improve management efficiency and pursue continued growth by increasing sales, with a focus on wholesaling electric power to electric power companies, and maintaining and improving the competitiveness of our existing power-generation facilities.

Regarding our new facilities, construction work began in fiscal year 2005 on the Isogo New No. 2 thermal power plant (located in Kanagawa Prefecture and scheduled to commence commercial operation in July 2009, with a capacity of 600,000 kW). In addition, we are currently undergoing government safety inspections to pave the way for the start of construction of the Oma nuclear power plant in 2006 (located in Aomori Prefecture and scheduled to commence commercial operation in March 2012, with a capacity of 1,383,000 kW). For these large-scale capital projects, we will strive to adhere to construction schedules and restrain construction costs, while properly allocating cash flows.

In response to the deregulation of the electric power industry, J-POWER has engaged in the wholesale electricity supply business for electric power companies through IPPs (independent power producers) (three projects with a total capacity of 520,000 kW), as well as the wholesale electricity supply business for PPSs (power producers and suppliers) (three projects with a total capacity of 320,000 kW). In addition, J-POWER engages in transactions on wholesale electricity exchange markets, such as the Japan Electric Power Exchange, which commenced operation in fiscal year 2005.

(3) Steady Progress of Overseas Power Generation Business and New Businesses

In J-POWER's overseas power generation business, we are involved in fourteen IPP projects in five countries and regions centering on Asia, where there is projected high growth in demand for electric power. Twelve of these fourteen IPP projects are already in commercial operation (with a total capacity of 2,830,000 kW). In the future, we will strive to make overseas power-generation business a second business domain of earnings, while implementing proper risk management.

As part of our efforts to develop new businesses, J-POWER has been working on the development of wind energy. We have at present eight wind power-generation plants in commercial operation and one under construction, which together provide a capacity of 210,000 kW. In order to ensure harmony between energy and the environment in our other businesses, we will aim to create new earnings bases by capitalizing on the J-POWER Group's core competencies in business and technology that we have cultivated in Japan and overseas over the past half century.

(4) Response to Global Warming Issues

As a company which owns a number of coal-fired thermal power plants, J-POWER is actively implementing a wide range of measures to address global warming issues. In the development of coal gasification technology, both to strengthen our competitive edge in our electric power businesses as well as to reduce CO_2 emissions, we expect to complete a pilot test in fiscal year 2006, after which we will move towards commercialization of the technology. In addition to the Oma Nuclear Power Plant construction project, which will provide power without emitting CO_2 during the power-generation process, we have embarked upon projects that involve power generation from wind and waste materials. We have also been pursuing initiatives overseas, such as the development of projects in anticipation of the emergence of flexible measures (such as JI, CDM and others)* that were adopted in the Kyoto Protocol.

* The Joint Implementation is a mechanism that allows advanced countries to jointly implement projects to reduce emissions, or remove carbon from the atmosphere and for the investing countries to earn credits from the emission reductions to help achieve their numerical targets.

* The Clean Development Mechanism allows advanced and developing countries to jointly implement projects to reduce greenhouse gases in the developing country and for the advanced country to earn credits for a portion of the reductions achieved.

(5) Management Targets

J-POWER has established a "J-POWER Group Management Plan for Fiscal Year 2006" which outlines the goals and measures we are undertaking as described in sections (2) to (4) above. Based on this plan, the J-POWER Group intends to work to increase our corporate value in a sustained manner by increasing our earnings power through rigorous measures to improve management efficiency and by developing businesses in areas with growth potential.

- Consolidated ordinary income: 55.0 billion yen and above (three-year average for fiscal years 2005 through 2007)
- Consolidated equity ratio: 23% and above (as of the end of fiscal year 2007)

4. Matters Related to the Parent Company

J-POWER does not have a parent company.

Operating Results and Financial Standing

1. Operating Results

(1) Overview of the Current Fiscal Year (Ended March 31, 2006)

1) Electric Power Sales Volume

In the industrial sector, demand for electric power in Japan rose from the previous fiscal year, particularly with respect to large-load electricity demand in the mechanical and other key industries, reflecting the upsurge in the Japanese economy. Demand for electricity also rose in the consumer sector, largely due to heating demand resulting from a record-setting harsh winter, while air-conditioning demand fell due to generally lower temperatures during the summer. As a result, net demand in both the industrial and consumer sectors surpassed those of the same period for the previous year.

Under these conditions, electricity sales volume for hydroelectric and thermal power combined in J-POWER's wholesale electric power business in the current fiscal year rose 3.5% year-on-year to 62.6 billion kWh. For hydroelectric power, sales volume fell by 23.2 % to 8.6 billion kWh, as a result of low-water flow in contrast to the high-water flow in the previous year (the water supply rate fell from 118% to 90%). Sales volume for thermal power, on the other hand, rose by 9.5% to 54.0 billion kWh, due primarily to high operating levels at power plants.

In J-POWER's other electric power businesses, electricity sales volume rose 76.2% from the previous fiscal year, to 1.7 billion kWh. This increase reflects the full-year operation of Ichihara Power Co., Ltd., Dream-Up Tomamae Co., Ltd., and our three other wind-powered electricity companies during the current consolidated fiscal year, and the inclusion of volumes reported by Bay Side Energy Co., Ltd. (commenced operation in April 2005) and Green Power Setana Co., Ltd. (commenced operation in December 2005), both of which were newly consolidated in the current fiscal year. Total electricity sales volume in the overall Electric Power Business segment rose by 4.6% from the previous fiscal year, to 64.3 billion kWh.

2) Overview of Income and Expenditures

In J-POWER's wholesale business, in spite of the aforementioned low-water flow for hydroelectric power and the revision of hydroelectric power and transmission contract rates that went into effect in October 2005, sales (operating revenues) for the current fiscal year rose 4.6%, to 621.9 billion yen, due largely to high operating levels at thermal power plants, as well as the inclusion of sales reported by our other electric power businesses, namely, Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd., both of which were newly consolidated in the current fiscal year. Ordinary revenues including non-operating revenues rose by 5.2%, to 629.5 billion yen.

On the other hand, operating expenses were affected by negative factors such as the rise in fuel costs from soaring fuel prices for thermal power plants, as well as increased depreciation expenses arising from a change in the depreciation methods employed by Matsuura and Tachibanawan Thermal Power Plants. However, these were partially mitigated by a large drop in personnel expenses, reflecting an increase in the actual return on the company's retirement pension plans. Overall, operating expenses rose 7.9%, to 520.4 billion yen. As stated above, the change in the depreciation methods used at two plants, from the straight-line method to the declining-balance method, was one of the factors which affected operating expenses. Note that this change was implemented to enhance the financial position of the company. In addition, non-operating expenses fell by 29.8%, to 41.2 billion yen, as a result of a fall in interest expenses and other factors, while ordinary expenses increased by 3.8%, to 561.6 billion yen.

As a result, ordinary income rose by 18.9%, to 67.9 billion yen. After the reversal of reserve for fluctuations in water levels resulting from the low-water flow of the current fiscal year, net income rose by 22.5%, to 43.6 billion yen.

Our overview of income and expenditures by business segment for the current consolidated fiscal year is summarized below.

(Electric Power Business)

In the current consolidated fiscal year, on J-POWER's wholesale electric power business, despite the impact of low-water flow for hydroelectric power and the revision of hydroelectric power and transmission contract rates that went into effect in October 2005, operating revenues in the Electric Power Business segment rose 4.6%, to 573.2 billion yen, reflects principally the high operating levels at thermal power plants. This increased revenues also inclusion of the sales in the other electric power businesses from Ichihara Power Co., Ltd., Dream-Up Tomamae Co., Ltd. and our three other wind-powered electricity companies; and the inclusion of sales reported by Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd., both of which were newly consolidated in the current fiscal year.

On the other hand, operating expenses in the Electric Power Business segment were affected by negative factors such as the rise in fuel costs from soaring fuel prices for thermal power plants; increased depreciation expenses arising from a change in the depreciation methods employed by Matsuura and Tachibanawan Thermal Power Plants; those two factors are in J-POWER's wholesale electric power business and an increase in operating expenses associated with Bay Side Energy Co., Ltd., which, as stated above, was added to consolidated results in the current fiscal year, and other electric power businesses. These negative factors, however, were partially mitigated by a large drop in personnel expense reflecting an increase in the actual return on the company's retirement pension plans. Overall, operating expenses increased by 8.8%, to 469.7 billion yen.

(Other Businesses)

In the current consolidated fiscal year, operating revenues in the Other Businesses segment rose by 5.0%, to 48.7 billion yen, mainly as a result of increases in operating revenues from J-POWER's incidental businesses, and sales to outside the group by consolidated subsidiaries.

Operating expenses in the Other Businesses segment, on the other hand, were 50.7 billion yen, virtually unchanged (0.1% year-on-year decrease), as a result of J-POWER's efforts to control costs and other factors.

3) Dividends

For the current consolidated fiscal year, J-POWER plans to pay a year-end dividend of 30 yen per share, which, together with the interim dividend will result in an annual dividend of 60 yen per share.

(2) Outlook for Business Performance in the Fiscal Year Ending March 31, 2007

For electricity sales volume from hydroelectric power, J-POWER forecasts a year-on-year increase of 12.8%, to 9.7 billion kWh, and for thermal power, on the other hand, the company forecasts a year-on-year decline of 16.9%, to 44.9 billion kWh.

For sales on a consolidated basis, the company forecasts a year-on-year decrease of 10.3% to 558.0 billion yen; while sales on a non-consolidated basis are expected to fall 10.6%, to 506.0 billion yen. For ordinary income on a consolidated basis, the company forecasts a year-on-year decline of 19.0%, to 55.0 billion yen; while ordinary income on a non-consolidated basis is forecast to decline 16.0%, to 43.0 billion yen.

2. Financial Standing

(1) Condition of Assets, Liabilities and Shareholders' Equity

In spite of an increase in property, plant and equipment, such as the addition of Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd. to consolidated results during the current fiscal year, the value of property, plant and equipment declined by 62.1 billion yen, to 1.8279 trillion yen, primarily due to continuing depreciation of assets. Total assets, which are the aggregate of property, plant and equipment and current assets, declined by 57.0 billion yen, to 1.9647 trillion.

Total liabilities at the end of the current consolidated fiscal year stood at 1.5304 trillion yen, a decline of 98.7 billion yen, primarily due to repayment of loans. Interest-bearing liabilities included in total liabilities declined by 89.8 billion yen, to 1.4082 trillion yen.

Total shareholders' equity at the end of the current consolidated fiscal year amounted to 433.0 billion yen, an increase of 41.7 billion yen.

(2) Consolidated Cash Flow Status

The balance of cash and cash equivalents at the end of the current fiscal year reflects cash receipts of 173.9 billion yen from operating activities. These receipts were offset by cash disbursements of 72.3 billion yen in investment activities, including the acquisition of fixed assets, as well as cash disbursements of 103.6 billion yen in financing activities. After taking into account the 30.2 billion yen in cash and cash equivalents outstanding at the end of the previous fiscal year and an increase of 0.3 billion yen as a result of changes in what was included in consolidated results, cash and cash equivalents at the end of the current fiscal year amounted to 28.9 billion yen.

(Cash flow from operating activities)

Net cash from operating activities was 173.9 billion yen, up 1.3 billion yen (0.8%) from the previous fiscal year. This increase reflects higher retained earnings resulting from higher depreciation expenses and other items, in spite of a decrease in accrued employee's retirement benefits and other factors.

(Cash flow from investment activities)

Net cash used in investment activities amounted to 72.3 billion yen, an increase of 11.7 billion yen (19.4%).This increase reflects, among other things, the construction of Oma Nuclear Power Plant and Isogo New No. 2 Thermal Power Plant, increased construction costs associated with Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd., both of which were newly added to consolidated results in the current fiscal year.

(Cash flow from financing activities)

Net cash used in financing activities was 103.6 billion yen, down 8.2 billion yen (7.3%).This decrease in net cash disbursements was due primarily to increased issue and decreased redemption of corporate bonds, offsetting an increase in cash disbursements due to repayment of loans, the payment of an interim dividend and other factors.

(3) Trends in Cash Flow Indicators

	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal2006
Equity ratio	6.6%	7.7%	17.3%	19.4%	22.0%
Market value-based equity ratio	—	—	—	22.7%	31.6%
Debt repayment period	10.0 years	11.3 years	8.9 years	8.7 years	8.1 years
Interest coverage ratio	2.9	1.9	2.1	3.3	4.8

Notes: Equity ratio: Shareholders' equity/total assets
Debt repayment period: Interest-bearing liabilities/operating cash flow
Interest coverage ratio: Operating cash flow/interest payments

* Each indicator is calculated using financial figures on a consolidated basis.
* The aggregate market value [of shareholders' equity] is calculated by multiplying the closing stock price at the end of each fiscal year end by the number of shares outstanding at the end of each fiscal year (after excluding treasury stock).
* Interest-bearing liabilities include corporate bonds and long-term loans (both include those maturing within one year), as well as short-term loans and commercial paper. In addition, the calculation of interest payments is based on the amount of interest paid in accordance with the consolidated statement of cash flow.
* The market value-based shareholders' equity ratio prior to the fiscal year ended March 31, 2004 has been omitted, due to the listing of the company's shares on the Tokyo Stock Exchange on October 6, 2004.

3. Business and Other Risks.

This section discusses the main potential risks related to J-POWER's financial position, business results, current and future business operations and other matters. From the perspective of actively disclosing information to investors, this section also provides information to help investors understand business and other risks that the company does not necessarily consider significant. Statements about future matters are based on judgments at the time of this report's publication on May 12, 2006.

(1) Impact of Electric Power Deregulation on J-POWER's Prices and Business

J-POWER derives most of its operating revenues from wholesale power supply to Japan's 10 EPCOs. Amid deregulation in the retail power sector, the EPCOs have been reducing their retail electricity rates. However, because our fees are calculated on a fair cost plus fair return on capital basis, we are not directly affected by the reduction in retail electricity rates. Nevertheless, EPCOs have been calling for a reduction in our fees, and if further deregulation results in a significant reduction in our fees, it could potentially have a material adverse effect on the results of our operations.

Wholesale power trading on the Japan Electric Power Exchange commenced in April 2005. J-POWER is currently trading in the wholesale power markets. Although we do not expect a large amount of electricity to be traded on the exchange in the near term, an increase in the importance of exchange-traded power prices as a price indicator could potentially have an indirect effect on our fee levels. If the fees set in agreements between J-POWER and EPCOs are higher than price indicators, this could potentially have a material adverse effect on the results of our operations.

(2) Delay or Discontinue of Our Current Power Plant Construction

Lower growth in electricity demand in recent years has prompted EPCOs to postpone or cancel new power plant development and to shut down inefficient thermal power plants on a long term or permanent basis. We have also postponed the start of commercial operations or cancelled the planned construction of power plants to supply EPCOs based on consultations with our EPCO clients. The cancellation of construction plans as a result of major changes in the operating environment or unforeseen circumstances could potentially have a material adverse effect on our results of operations.

(3) Global Warming

J-POWER has a large number of coal-fired thermal power plants, which emit relatively high amounts of carbon dioxide with respect to power output compared to power plants that use LNG and other fossil fuels. We have taken several initiatives to tackle combat global warming both in Japan and overseas, but if the Japanese government establishes new regulations to achieve the greenhouse gas emission reduction targets in the Kyoto Protocol, which sets reduction targets for advanced countries and came into force in February 2005, this could potentially have a material adverse effect on our results of operations.

(4) New Electric Power Businesses and New Areas of Business

J-POWER is pursuing new initiatives both in Japan and overseas with the aim of creating new profit sources in new electric power businesses and new areas of business. However, these businesses may not generate the level of profits that we anticipate. Moreover, changes in our business plans or the suspension of operations could result in related expenses that could potentially have a material adverse effect on our results of operations. Overseas businesses also entail foreign exchange risk as well as country risk based on political instability and other factors.

(5) Raising Capital Funds

J-POWER expects it will need to raise a large amount of funds to build the Isogo New No. 2 thermal power plant and the Oma nuclear power plant, which are scheduled to commence operations during the next ten years. If we are unable to raise the required funds on acceptable terms and in a timely manner due to the condition of financial markets, the company's credit situation, or other factors at that time, then this could potentially have a material adverse effect on our business development and profitability.

(6) Oma Nuclear Power Plant Construction Project

J-POWER is currently undergoing government safety inspections preparatory to the start of construction of the Oma Nuclear Power Plant (in Aomori Prefecture; scheduled to commence commercial operation in March 2012 with a capacity of 1,383,000 kW). Although it is the intention of J-POWER to carry out the project as planned, any changes to the plan as a result of drastic changes in operating conditions, the occurrence of unforeseen events, or other factors could potentially affect the business performance of the company. In addition, the plan may be affected to a certain extent in the event of an accident involving a facility either in Japan or elsewhere, which could erode the confidence of society in nuclear power generation.

Nuclear power generation involves various risks, such as those associated with the storage and handling of radioactive materials, as well as those common to all types of power generation facilities, such as natural disasters and unforeseen accidents. J-POWER intends to ensure that these risks will be avoided or minimized after operation has commenced. However, in the event that any of these risks do materialize, it could adversely affect the business performance of the company.

(7) Coal-Fired Thermal Power Plant Fuel

J-POWER's coal-fired thermal power plants use imported coal as their main source of fuel, and fuel costs are affected by price fluctuations. Coal prices are reflected in our electricity fees for EPCOs on a cost basis. These fees are generally revised every two years, though they are subject to annual revision if costs change significantly. As a result, fluctuations in coal prices have a limited impact on earnings.

(8) Natural Disasters and Accidents

Should a natural disaster, human error, terrorist activity, fuel supply stoppage, or other unforeseen circumstance result in major trouble at one of J-POWER's power plants, transmission or substation facilities, or with the information systems that control operations at these facilities, this could potentially hamper our business operations and consequently have a material adverse effect on the surrounding environment as well as our results of operations.

(9) Regulatory Requirements

J-POWER operates its mainstay wholesale power business in accordance with the regulations in the Electricity Utilities Industry Law. In addition to this law, our business operations are subject to a variety of other laws. If we are unable to comply with these laws and regulations, or if these laws and regulations are revised, this could potentially have a material adverse effect on our business operations and earnings.

(10)Concentrated on a Limited Number of Customers

Sales to EPCOs account for the majority of J-POWER's operating revenues. We expect EPCOs to remain our most important customers going forward, and accordingly, our earnings could potentially be affected by EPCOs' market share trends in the retail electricity market.

CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	Increase / decrease
(Assets)			
Property, Plant and Equipment	1,827,868	1,890,001	△ 62,132
Power plants	1,438,443	1,547,374	△ 108,930
Hydroelectric power production facilities	481,068	499,017	△ 17,948
Thermal power production facilities	613,349	686,072	△ 72,723
Internal combustion power generation facilities	16,931	10,071	6,859
Transmission facilities	257,253	276,661	△ 19,407
Transformation facilities	38,605	41,605	△ 3,000
Communication facilities	9,170	9,985	△ 814
General facilities	22,065	23,961	△ 1,895
Other property, plant & equipment	28,336	27,877	459
Construction in progress	199,524	170,613	28,910
Investments and other assets	161,564	144,135	17,428
Long-term investments	114,600	95,031	19,568
Deferred tax assets	42,944	46,150	△ 3,205
Other investments	4,018	2,954	1,063
Allowance for doubtful accounts	△ 0	△ 1	1
Current assets	136,798	131,654	5,144
Cash and bank deposits	28,961	30,351	△ 1,389
Notes and accounts receivable	56,484	52,150	4,333
Short-term investments	1,556	1,551	5
Inventories	18,160	13,158	5,001
Deferred tax assets	5,635	5,083	551
Other current assets	25,999	29,383	△ 3,383
Allowance for doubtful accounts	—	△ 24	24
Total assets	1,964,667	2,021,655	△ 56,988

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	Increase / decrease
(Liabilities, Minority Interests and Shareholders' Equity)			
Long-term liabilities	1,215,033	1,286,912	△ 71,878
Bond	521,684	591,171	△ 69,487
Long-term loans	644,340	639,929	4,410
Accrued employee retirement benefits	36,233	45,729	△ 9,495
Other allowances	417	460	△ 43
Deferred tax liabilities	602	314	288
Other long-term liabilities	11,756	9,307	2,449
Current liabilities	313,999	340,405	△ 26,405
Current portion of long-term debt and other	106,772	111,163	△ 4,391
Short-term loans	24,436	50,750	△ 26,314
Commercial paper	111,000	105,000	6,000
Notes and accounts payable	9,936	11,053	△ 1,117
Income and other taxes payable	20,867	21,783	△ 916
Other allowances	273	90	183
Other current liabilities	40,713	40,562	150
Reserves under special laws	1,399	1,798	△ 399
Reserve for fluctuation in water levels	1,399	1,798	△ 399
Total liabilities	1,530,432	1,629,115	△ 98,683
Minority interests	1,206	1,212	△ 6
(Shareholders' equity)			
Common stock	152,449	152,449	—
Capital surplus	81,849	81,849	—
Retained earnings	182,760	152,121	30,639
Unrealized gain on other securities	14,050	6,207	7,842
Foreign currency translation adjustments	1,935	△ 1,299	3,234
Treasury stock	△ 17	△ 1	△ 15
Total shareholders' equity	433,028	391,327	41,701
Total Liabilities, Minority Interests and Shareholders' Equity	1,964,667	2,021,655	△ 56,988

(Note) Figures less than one million yen have been rounded off.

CONSOLIDATED STATEMENTS OF INCOME

(Unit: millions of yen)

	Year ended Mar. 31, 2006	Year ended Mar. 31, 2005	Increase / decrease
(Revenues)			
Operating revenues	621,933	594,375	27,558
Electric power	573,198	547,960	25,238
Other	48,734	46,414	2,320
Non-operating revenues	7,620	3,880	3,739
Dividend income	1,937	1,241	696
Interest income	711	846	△ 134
Equity income of affiliates	2,042	—	2,042
Other	2,928	1,792	1,135
Total Ordinary Revenues	629,553	598,255	31,298
(Expenses)			
Operating expenses	520,464	482,489	37,975
Electric power	469,720	431,678	38,041
Other	50,744	50,810	△ 66
(Operating income)	(101,469)	(111,885)	(△ 10,416)
Non-operating expenses	41,182	58,673	△ 17,490
Interest expenses	35,732	50,881	△ 15,149
Investment loss on equity method	—	1,311	△ 1,311
Other	5,449	6,479	△ 1,030
Total Ordinary Expenses	561,646	541,162	20,484
Ordinary income	67,906	57,093	10,813
(Provision for) reversal of reserve for fluctuation in water levels	△ 399	1,108	△ 1,507
Income before income taxes and minority interests	68,305	55,984	12,321
Income taxes - current	26,151	22,909	3,242
Income taxes - deferred	△ 1,488	△ 2,511	1,023
Minority interests or losses	65	27	38
Net income	43,577	35,559	8,017

(Note) Figures less than one million yen have been rounded off.

STATEMENT OF RETAINED EARNINGS

(Unit: millions of yen)

	Year ended Mar. 31, 2006	Year ended Mar. 31, 2005
(Capital surplus)		
Capital surplus at beginning of year	81,849	81,849
Capital surplus at end of interim period	81,849	81,849
(Retained earnings)		
Retained earnings at beginning of year	152,121	123,213
Increase in retained earnings	43,764	35,870
Net income	43,577	35,559
Increase in retained earnings due to increase in consolidated subsidiaries	—	137
Increase due to the addition of affiliates accounted for by the equity method	187	173
Decrease in retained earnings	13,125	6,962
Dividends	12,492	5,410
Bonuses to directors and statutory auditors	162	132
Decrease in retained earnings due to increase in consolidated subsidiaries	400	1,420
Decrease due to the addition of affiliates accounted for by the equity method	69	—
Retained earnings at end of period	182,760	152,121

(Note) Figures less than one million yen have been rounded off.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unit: millions of yen)

	Year ended Mar. 31, 2006	Year ended Mar. 31, 2005	Increase / Decrease
Cash flows from operating activities:			
Income before income taxes and minority interests	68,305	55,984	12,321
Depreciation	135,019	125,339	9,680
Loss on impairment of fixed assets	729	1,959	△ 1,229
Loss on disposal of property, plant and equipment	2,735	3,748	△ 1,012
Decrease in accrued employee's retirement benefits	△ 9,495	△ 3,817	△ 5,678
(Decrease) increase in reserve for fluctuation in water levels	△ 399	1,108	△ 1,507
Interest and dividends	△ 2,649	△ 2,087	△ 561
Interest expenses	35,732	50,881	△ 15,149
Increase in notes and accounts receivable	△ 3,244	△ 2,874	△ 369
Increase in inventories	△ 5,080	△ 1,471	△ 3,608
(Decrease)increase in notes and accounts payable	△ 1,810	1,151	△ 2,962
Investment loss (profit) on equity method	△ 2,042	1,311	△ 3,354
Others	15,820	6,808	9,011
Sub-total	233,621	238,042	△ 4,421
Interest and dividends received	2,606	1,857	748
Interest paid	△ 36,472	△ 51,940	15,467
Income taxes paid	△ 25,800	△ 15,322	△ 10,478
Net cash provided by operating activities	173,954	172,637	1,317
Cash flows from investing activities:			
Payments for purchase of property, plant and equipment	△ 68,449	△ 57,825	△ 10,623
Proceeds from constructions grants	7,881	4,386	3,494
Proceeds from sales of property, plant and equipment	1,396	543	852
Payments for investments and advances	△ 14,180	△ 19,952	5,772
Proceeds from collections of investments and advances	2,931	13,678	△ 10,746
Proceeds from cash and cash equivalents due to inclusion in consolidation	—	8	△ 8
Others	△ 1,905	△ 1,424	△ 481
Net cash used in investing activities	△ 72,326	△ 60,586	△ 11,739
Cash flows from financing activities:			
Proceeds from issuance of bonds	149,360	89,952	59,408
Redemption of bonds	△ 234,090	△ 279,910	45,820
Proceeds from long-term loans	131,587	73,600	57,987
Repayment of long-term loans	△ 117,473	△ 64,497	△ 52,975
Proceeds from short-term loans	128,547	198,485	△ 69,937
Repayment of short-term loans	△ 154,964	△ 188,902	33,938
Proceeds from issuance of commercial paper	580,977	348,994	231,983
Redemption of commercial paper	△ 575,000	△ 284,000	△ 291,000
Dividends paid	△ 12,472	△ 5,410	△ 7,062
Dividends paid to minority interests	△ 71	△ 108	36
Others	△ 15	△ 1	△ 13
Net cash used in financing activities	△ 103,613	△ 111,798	8,184
Foreign currency translation adjustments on cash and cash equivalents	291	17	273
Net (decrease) increase in cash and cash equivalents	△ 1,693	270	△ 1,964
Cash and cash equivalents at beginning of year	30,221	27,673	2,547
Increase in cash from the addition of consolidated subsidiaries	346	2,276	△ 1,929
Cash and cash equivalents at end of the period	28,874	30,221	△ 1,346

(Note) Figures less than one million yen have been rounded off.

Segment Information

(1)Business Segments

Fiscal 2005 (April 1, 2005 – March 31, 2006) (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
I Sales and operating revenues					
Sales					
(1) Sales to customers	573,198	48,734	621,933	—	621,933
(2) Intersegment sales					
Sales and transfers	1,390	206,240	207,630	(207,630)	—
Total sales	574,589	254,974	829,564	(207,630)	621,933
Operating expenses	487,531	241,176	728,708	(208,244)	520,464
Operating income	87,057	13,797	100,855	613	101,469
II Assets, depreciation, and capital expenditures					
Assets	1,935,719	144,493	2,080,213	(115,546)	1,964,667
Depreciation	134,747	3,507	138,255	(3,235)	135,019
Impairment losses	729	—	729	—	729
Capital expenditures	55,125	8,441	63,567	(2,705)	60,861

Fiscal 2004(April 1, 2004– March 31, 2005) (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
I Sales and operating revenues					
Sales					
(1) Sales to customers	547,960	46,414	594,375	—	594,375
(2) Intersegment sales					
Sales and transfers	1,388	207,569	208,958	(208,958)	—
Total sales	549,348	253,984	803,333	(208,958)	594,375
Operating expenses	450,078	241,957	692,036	(209,547)	482,489
Operating income	99,270	12,026	111,296	589	111,885
II Assets, depreciation, and capital expenditures					
Assets	1,990,431	114,946	2,105,377	(83,722)	2,021,655
Depreciation	125,371	3,322	128,693	(3,354)	125,339
Impairment losses	1,347	611	1,959	—	1,959
Capital expenditures	50,454	3,962	54,417	(3,492)	50,925

(2)Geographic segments

Since the proportion of the Company's business that is conducted in Japan accounts for more than 90% of the Company's total revenues, geographic segment information is not presented.

(3)Overseas revenues

Overseas revenues are omitted because revenues from foreign countries account for less than 10% of the Company's total revenues.

[Appendix 1]

Revenues and Expenses (Consolidated)

(Unit: millions of yen)

	Year ended Mar.31,2006 (A)	Year ended Mar.31,2005 (B)	(A) – (B)	(A / B)
	million yen	million yen	million yen	%
Operating revenues	621,933	594,375	27,558	104.6
Electric power operating revenues	573,198	547,960	25,238	104.6
Electric power sales to other companies	511,556	485,014	26,541	105.5
Wholesale power business	495,061	476,335	18,726	103.9
Hydro	126,810	137,106	△ 10,295	92.5
Thermal	368,250	339,228	29,021	108.6
Other electric power businesses	16,495	8,679	7,815	190.0
Transmission revenues	58,255	61,194	△ 2,938	95.2
Other electricity revenues	3,386	1,751	1,635	193.4
Other operating revenues	48,734	46,414	2,320	105.0
Non-operating revenues	7,620	3,880	3,739	196.4
Dividend income	1,937	1,241	696	156.1
Interest income	711	846	△ 134	84.1
Equity income of affiliates	2,042	—	2,042	—
Other	2,928	1,792	1,135	163.3
Total Ordinary Revenues	629,553	598,255	31,298	105.2
Operating expenses	520,464	482,489	37,975	107.9
Electric power operating expenses	469,720	431,678	38,041	108.8
Personnel expenses	21,273	33,764	△ 12,491	63.0
Fuel cost	160,823	116,622	44,200	137.9
Repair expense	38,712	47,452	△ 8,740	81.6
Consignment cost	31,418	34,000	△ 2,581	92.4
Taxes and duties	29,959	24,974	4,984	120.0
Depreciation and amortization cost	131,511	122,016	9,494	107.8
Other	56,022	52,846	3,175	106.0
Other operating expenses	50,744	50,810	△ 66	99.9
Non-operating expenses	41,182	58,673	△ 17,490	70.2
Financial expenses	35,732	50,881	△ 15,149	70.2
Investment loss on equity method	—	1,311	△ 1,311	—
Other	5,449	6,479	△ 1,030	84.1
Total Ordinary Expenses	561,646	541,162	20,484	103.8
Ordinary income	67,906	57,093	10,813	118.9
(Provision for)reversal of reserve for fluctuation in water level	△ 399	1,108	△ 1,507	△36.0
Income before income taxes and minority interests	68,305	55,984	12,321	122.0
Income taxes—current	26,151	22,909	3,242	114.2
Income taxes – deferred	△ 1,488	△ 2,511	1,023	59.3
Minority interests or losses	65	27	38	242.2
Net Income	43,577	35,559	8,017	122.5

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units: thousand kW)

	Year ended Mar. 31, 2006 (A)	Year ended Mar. 31, 2005 (B)	(A)-(B)
Wholesale power business	16,375	16,375	—
Hydroelectric	8,551	8,551	—
Thermal	7,824	7,824	—
Other electric power businesses(1)	495	375	120
Total	16,870	16,750	120

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., Dream-Up Tomamae Co., Ltd.,and Green Power Setana Co., Ltd.

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Year ended Mar. 31, 2006 (A)		Year ended Mar. 31, 2005 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Wholesale power business	62,627	495,061	60,517	476,335	2,110	18,726
Hydroelectric	8,583	126,810	11,172	137,106	△ 2,589	△10,295
Thermal	54,044	368,250	49,345	339,228	4,699	29,021
Other electric power businesses(1)	1,701	16,495	965	8,679	736	7,815
Subtotal	64,328	511,556	61,482	485,014	2,846	26,541
Transmission	—	58,255	—	61,194	—	△ 2,938
Total	64,328	569,812	61,482	546,209	2,846	23,602

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., Dream-Up Tomamae Co., Ltd.,and Green Power Setana Co., Ltd.

(3) Result of water supply rate (Units: %)

	Year ended Mar. 31, 2006 (A)	Year ended Mar. 31, 2005 (B)	(A)-(B)
Water supply rate	90	118	△ 28

(Summary English translation)

Non-Consolidated Financial Statements (Unaudited)

(for the Year Ended March 31, 2006)

May 12, 2006

Electric Power Development Co., Ltd. (J-POWER)
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211
Interim dividends system : Yes
Adoption of the unit stock system : Yes (unit : 100 shares)

1. Business Performance (From April 1, 2005 to March 31, 2006)

(1) Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit : million yen %	Unit : million yen %	Unit : million yen %
Year ended Mar.31, 2006	566,016 (3.5)	85,974 (△12.9)	51,234 (8.1)
Year ended Mar.31, 2005	546,702 (4.6)	98,738 (△16.9)	47,415 (41.4)

	Net Income	Net Income per Share	Fully Diluted Net Income per Share
	Unit : million yen %	yen	yen
Year ended Mar.31, 2006	33,382 (6.8)	200.08	—
Year ended Mar.31, 2005	31,266 (44.0)	224.89	—

	Net Income/ Shareholder's Equity	Ordinary Income / Total Assets	Ordinary Income / Operating Revenues
	%	%	%
Year ended Mar.31, 2006	8.7	2.7	9.1
Year ended Mar.31, 2005	8.8	2.4	8.7

(Notes)

① Average number of shares outstanding :
Year ended Mar.31, 2006 : 166,568,526 shares Year ended Mar.31, 2005 : 138,807,912 shares

Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. The average number of shares outstanding on a non-consolidated basis and the net income per share for the year ended March 31, 2006 are calculated based on the assumption that the said stock split was carried out at the beginning of that year.
Note that the net income per share for the year ended March 31, 2005 would have been 187.41 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.

② Changes in accounting methods : Yes (Change in the method of depreciation of fixes assets in the electric power business.)

③ Figures in brackets are changes in percentage from the previous periods.

(2) Dividends

	Annual cash Dividends per Share			Annual Dividends	Payout Ratio	Dividends/ Shareholder's Equity
		Interim	Year-end			
	yen	yen	yen	million yen	%	%
Year ended Mar.31, 2006	60.00	30.00	30.00	9,161	27.5	2.3
Year ended Mar.31, 2005	60.00	—	60.00	8,328	26.7	2.3

(3) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit : million yen	Unit : million yen	%	yen
Year ended Mar.31, 2006	1,888,333	398,717	21.1	2,393.44
Year ended Mar.31, 2005	1,949,660	370,137	19.0	2,666.19

(Notes)

① Number of shares outstanding :
Year ended Mar.31, 2006 : 166,564,692 shares Year ended Mar.31, 2005 : 138,807,519 shares

② Number of treasury stock :
Year ended Mar.31, 2006 : 4,908 shares Year ended Mar.31, 2005 : 481 shares

Effective March 1, 2006, the company carried out a 1.2-for-1 stock split. Shareholders' equity per share as of the end of the year ended March 31, 2005 would have been 2,221.83 yen based on the assumption that the above mentioned stock split was carried out at the beginning of that year.

2. Forecast for the Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Six months ending Sep.30,2006	252,000	34,000	21,000
Year ending Mar.31, 2007	506,000	43,000	28,000

	Annual cash Dividends per Share		
	interim	Year-end	
	yen	yen	yen
Six months ending Sep.30,2006	30.00	—	—
Year ending Mar.31, 2007	—	30.00	60.00

(Reference) Projected net income per share (Annual) : 168.10 yen

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

NON-CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	Increase / decrease
(Assets)			
Property, Plant and Equipment	1,791,860	1,856,227	△ 64,367
Power plants	1,428,485	1,545,226	△ 116,740
Hydroelectric power production facilities	475,920	494,625	△ 18,705
Thermal power production facilities	619,059	691,781	△ 72,722
Transmission facilities	261,139	280,726	△ 19,587
Transformation facilities	39,744	42,733	△ 2,989
Communication facilities	9,919	10,748	△ 829
General facilities	22,701	24,609	△ 1,907
Incidental business-related property, plant & equipment	493	399	94
Non-operating property, plant & equipment	917	513	404
Construction in progress	200,807	174,187	26,619
Investments and other assets	161,155	135,901	25,254
Long-term investments	56,109	43,186	12,922
Long-term investments in affiliated Companies	78,577	63,263	15,313
Long-term prepaid expenses	3,017	2,730	287
Deferred tax assets	23,796	26,721	△ 2,924
Allowance for doubtful accounts	△ 344	—	△ 344
Current assets	96,473	93,432	3,040
Cash and bank deposits	6,501	7,505	△ 1,004
Acceptance receivable	3	—	3
Accounts receivable	51,244	47,207	4,037
Accrued income	5,721	6,667	△ 945
Inventories	16,471	11,999	4,471
Prepaid expenses	1,228	1,122	106
Short-term loans to affiliated Companies	5,124	7,142	△ 2,018
Deferred tax assets	3,801	3,346	455
Other current assets	6,376	8,440	△ 2,063
Total assets	1,888,333	1,949,660	△ 61,326

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	Increase / decrease
(Liabilities)			
Long-term liabilities	1,182,685	1,253,566	△ 70,880
Bond	521,684	591,171	△ 69,487
Long-term loans	625,039	619,495	5,544
Long-term accrued liabilities	961	956	5
Accrued employee retirement benefits	25,089	34,409	△ 9,320
Other long-term liabilities	9,910	7,533	2,377
Current liabilities	305,531	324,157	△ 18,625
Current portion of long-term debt and other	103,954	107,593	△ 3,638
Short-term loans	23,000	47,000	△ 24,000
Commercial paper	111,000	105,000	6,000
Accounts payable	3,495	3,446	48
Accrued accounts	4,254	4,309	△ 54
Accrued expenses	9,961	10,994	△ 1,032
Income and other taxes payable	16,699	18,708	△ 2,009
Deposits received	229	236	△ 7
Short-term debt to affiliated companies	30,099	24,857	5,241
Advances received	413	399	13
Other current liabilities	2,424	1,610	813
Reserves under special laws	1,399	1,798	△ 399
Reserve for fluctuation in water levels	1,399	1,798	△ 399
Total liabilities	1,489,616	1,579,522	△ 89,906
(Shareholders' equity)			
Common stock	152,449	152,449	—
Capital surplus	81,852	81,852	—
Additional paid-in capital	81,852	81,852	—
Retained earnings	150,819	129,979	20,839
Legal reserve	6,029	6,029	—
Voluntary reserve	94,897	74,887	20,009
Reserve for loss from overseas investment, etc.	56	51	5
Reserve for special disaster	19	14	4
Exchange-fluctuation preparation reserve	1,960	1,960	—
General reserve	92,861	72,861	20,000
Unappropriated retained earnings at the end of the term	49,892	49,062	830
Unrealized gain on securities	13,613	5,858	7,755
Treasury stock	△ 17	△ 1	△ 15
Total shareholders' equity	398,717	370,137	28,579
Total Liabilities and Shareholders' Equity	1,888,333	1,949,660	△ 61,326

(Note) Figures less than one million yen have been rounded off.

NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: millions of yen)

	Year ended Mar. 31, 2006	Year ended Mar. 31, 2005	Increase / decrease
Ordinary revenues			
Operating revenues	566,016	546,702	19,313
Electric power	558,306	540,665	17,641
Electric power sales to other companies	495,061	476,335	18,726
Transmission revenues	58,255	61,194	△ 2,938
Other electricity revenues	4,989	3,136	1,853
Incidental business revenues	7,709	6,037	1,672
Consulting business	4,152	3,375	777
Coal sales business	3,209	2,473	736
Other incidental business	347	188	158
Non-operating revenues	5,218	3,871	1,347
Financial revenues	3,327	2,683	644
Dividend income	2,521	1,841	680
Interest income	806	842	△ 35
Non-business revenues	1,890	1,187	702
Gain on sale of fixed assets	111	16	94
Other	1,779	1,171	607
Total ordinary revenues	571,234	550,573	20,660
Ordinary expenses			
Operating expenses	480,041	447,964	32,076
Electric power	473,056	442,754	30,302
Hydroelectric power production expenses	69,844	68,883	961
Thermal power production expenses	308,191	262,271	45,919
Power purchased from other companies	81	—	81
Transmission expenses	35,250	32,391	2,858
Transformation expenses	6,737	7,577	△ 839
Selling expenses	1,439	948	491
Communication expenses	5,655	5,384	270
General and administrative expenses	38,571	58,229	△ 19,658
Enterprise tax	7,285	7,067	218
Incidental business expenses	6,985	5,210	1,774
Consulting business	3,568	2,629	938
Coal sales business	2,998	2,315	683
Other incidental business	417	264	152
(Operating income)	(85,974)	(98,738)	(△ 12,763)
Non-operating expenses	39,958	55,193	△ 15,235
Financial expenses	35,737	51,044	△ 15,306
Interest expenses	35,088	50,374	△ 15,286
Amortization of stock issue expenses	10	—	10
Amortization of bond issue expenses	590	621	△ 31
Amortization of bond issue discount	49	48	1
Non-business expenses	4,220	4,149	70
Loss on sale of fixed assets	126	23	103
Other	4,094	4,126	△ 32
Total ordinary expenses	520,000	503,158	16,841
Ordinary income	51,234	47,415	3,819
(Provision for) reversal of reserve for fluctuation in water levels	△ 399	1,108	△ 1,507
Income before income taxes	51,633	46,306	5,327
Income taxes - current	20,143	18,151	1,992
Income taxes - deferred	△ 1,892	△ 3,111	1,218
Net income	33,382	31,266	2,116
Retained earnings brought from previous term	20,673	17,190	3,483
Interim dividends	4,164	—	4,164
Unappropriated retained earnings	49,892	49,062	830

(Note) ① Figures less than one million yen have been rounded off.
② Unappropriated retained earnings at the end of fiscal 2005 includes 604 million yen in unappropriated retained earnings at Denpatsu Holding Company Ltd., which was merged on April 1, 2004.

Proposed Appropriation of Retained Earnings

(Unit:million yen)

	Year ended Mar.31,2006	Year ended Mar.31,2005
Retained eamings	49,892	49,062
Transfer from the reserve for losses on overseas investment	50	0
Total	49,943	49,062
Approriations are made as follows		
Dividends	4,996 (¥30 per share)	8,328 (¥60 per share)
Bonuses to directors and cororate auditors (to corporate auditors)	55 (7)	50 (6)
Transfer from the reserve for overseas investment	1	5
Reserve for special disasters	4	4
General reserve	25,000	20,000
Balance to be carried forward	19,886	20,673

Note: ①The company paid an interim dividend of ¥4,164 million (¥30 per share) on December 1, 2005.
②Figures less than one million yen have been rounded off.

[Appendix 1]

Revenues and Expenses (Non-Consolidated)

	Year ended Mar.31,2006 (A)	Year ended Mar.31,2005 (B)	(A) - (B)	(A/B)	Percentage of total	
					(A)	(B)
	million yen	million yen	million yen	%	%	%
Ordinary revenues						
Operating revenues	566,016	546,702	19,313	103.5	99.1	99.3
Electric power sales to other companies	495,061	476,335	18,726	103.9	86.7	86.5
Hydro	126,810	137,106	△ 10,295	92.5	22.2	24.9
Thermal	368,250	339,228	29,021	108.6	64.5	61.6
Transmission revenues	58,255	61,194	△ 2,938	95.2	10.2	11.1
Other electricity revenues	4,989	3,136	1,853	159.1	0.9	0.6
Incidential business revenues	7,709	6,037	1,672	127.7	1.3	1.1
Non-operating revenues	5,218	3,871	1,347	134.8	0.9	0.7
Total	571,234	550,573	20,660	103.8	100.0	100.0
Ordinary expenses						
Operating expenses	480,041	447,964	32,076	107.2	92.3	89.0
Personnel expenses	21,489	33,823	△ 12,333	63.5	4.1	6.7
Fuel cost	155,977	115,838	40,139	134.7	30.0	23.0
Repair expense	42,565	52,018	△ 9,453	81.8	8.2	10.4
Taxes and duties	29,366	29,945	△ 578	98.1	5.6	6.0
Depreciation and amortization cost	130,844	122,825	8,018	106.5	25.2	24.4
Other	92,812	88,302	4,510	105.1	17.9	17.5
Incidential business expenses	6,985	5,210	1,774	134.1	1.3	1.0
Non-operating expenses	39,958	55,193	△ 15,235	72.4	7.7	11.0
Financial expenses	35,737	51,044	△ 15,306	70.0	6.9	10.2
Other	4,220	4,149	70	101.7	0.8	0.8
Total	520,000	503,158	16,841	103.3	100.0	100.0
Ordinary income	51,234	47,415	3,819	108.1		
(Provision for) reversal of reserve for fluctuation in water levels	△ 399	1,108	△ 1,507	△ 36.0		
Income before income taxes	51,633	46,306	5,327	111.5		
Income taxes	18,250	15,039	3,211	121.4		
current	20,143	18,151	1,992	111.0		
deferred	△ 1,892	△ 3,111	1,218	60.8		
Net Income	33,382	31,266	2,116	106.8		

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units : thousand kW)

	Year ended Mar.31, 2006 (A)	Year ended Mar.31, 2005 (B)	(A)-(B)
Hydroelectric	8,551	8,551	—
Thermal	7,824	7,824	—
Total	16,375	16,375	—

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Year ended Mar.31, 2006 (A)		Year ended Mar.31, 2005 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Hydroelectric	8,583	126,810	11,172	137,106	△ 2,589	△10,295
Thermal	54,044	368,250	49,345	339,228	4,699	29,021
Subtotal	62,627	495,061	60,517	476,335	2,110	18,726
Transmission	—	58,255	—	61,194	—	△ 2,938
Total	62,627	553,316	60,517	537,529	2,110	15,787

(3) Results of water supply rate (Units: %)

	Year ended Mar.31, 2006 (A)	Year ended Mar.31, 2005 (B)	(A)-(B)
Water supply rate	90	118	△ 28

(Summary English translation)

May 30, 2006

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 16th corporate bond (10-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Mizuho Securities Co., Ltd. and Mitsubishi UFJ Securities Co., Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 16th corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 16th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	30 billion Yen
3. Date of issue	June 9, 2006
4. Coupon rate	1.99% of par value per annum
5. Issue price	99.91 yen per par value of 100 yen
6. Interest payment date	Every June 20 and December 20
7. Redemption date	June 20, 2016 (10-year period: bullet maturity)
8. Denomination value	100 million yen
9. Schedule	
Announcement date	May 30, 2006(Tue)
Offering period	May 30, 2006(Tue)
Payment due date	June 9, 2006(Fri)